SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-29816

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Triad Hospitals, Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Triad Hospitals, Inc.

5800 Tennyson Parkway

Plano, Texas 75024

(214) 473-7000

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Triad Hospitals, Inc. Retirement Savings Plan

As of December 31, 2006 and 2005, and for the Year Ended December 31, 2006

Triad Hospitals, Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2006 and 2005,

and for the Year ended December 31, 2006

Report of Independent Registered Public Accounting Firm

Plan Administrator

Triad Hospitals, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Triad Hospitals, Inc. Retirement Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Dallas, Texas

June 26, 2007

Triad Hospitals, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Cash	$—	$1,714,532
Investments, at fair value:
Triad Hospitals, Inc. common stock	69,690,286	61,254,350
Triad Hospitals, Inc. common stock (unallocated)	37,647,000	47,076,000
Registered investment companies	455,831,555	385,938,339
Common collective trusts	489,537,585	442,689,721
Participant loans	17,618,532	14,879,813

Total investments	1,070,324,958	951,838,223
Receivables:
Participant contributions	1,644,158	1,357,066
Employer matching contribution	1,108,700	987,723
Employer supplemental contribution	32,590,309	27,529,145
Interest and dividends	1,129,678	996,691

Total receivables	36,472,845	30,870,625

Total assets	1,106,797,803	984,423,380
Liabilities
Note payable to Triad Hospitals, Inc.	8,501,904	12,367,767
Excess contributions refundable	1,305,817	—
Other	246,732	289,396

Total liabilities	10,054,453	12,657,163

Net assets available for benefits, fair value	1,096,743,350	971,766,217
Adjustment from fair value to contract value for the fully benefit-responsive investment contracts held in a common collective trust	5,685,854	3,850,700

Net assets available for benefits	$1,102,429,204	$975,616,917

See accompanying notes.

Triad Hospitals, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions
Investment income:
Net appreciation in fair value of investments	$89,482,692
Interest and dividends	12,901,905

Total investment income	102,384,597
Contributions:
Participants	75,638,924
Employer matching	17,795,518
Employer retirement	4,669,769
Employer supplemental	32,590,309
Rollovers	1,778,416

Total contributions	132,472,936

Total additions	234,857,533
Deductions
Benefits paid to participants	85,646,666
Interest expense	803,906
Administrative expenses	2,827,155
Transfer to other plan	18,767,519

Total deductions	108,045,246

Net increase	126,812,287
Net assets available for benefits at beginning of year	975,616,917

Net assets available for benefits at end of year	$1,102,429,204

See accompanying notes.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

The following description of Triad Hospitals, Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

Triad Hospitals, Inc. (the Company or Triad) was formed May 11, 1999 (the Closing Date) upon completion of a spin-off by HCA Inc. (HCA). Triad established the Plan effective on the Closing Date.

The Plan replaced benefits previously provided by HCA through the Columbia/HCA Healthcare Corporation Money Purchase Pension Plan, Columbia/HCA Salary Deferral Plan, Columbia/HCA Healthcare Corporation Stock Bonus Plan, HealthTrust, Inc. 401(k) Retirement Program, and/or the EPIC Healthcare Group, Inc. Profit Sharing Plan (collectively referred to hereinafter as the Prior Plans).

The Plan is a defined contribution plan which provides retirement, disability, and death benefits for substantially all of the employees of the Company. The Plan covers employees of the Company who have at least two months of service. Employees whose employment is subject to a collective bargaining agreement (unless such agreement provides to the contrary) and leased employees are not entitled to participate in the Plan. All individuals who were employed by the Company on the Closing Date and who were active participants in one or more of the Prior Plans became participants of the Plan on the Closing Date. A component of the Plan operates as a leveraged employee stock ownership program (Employer Retirement) and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective January 1, 2006, the Company sold Gulf Coast Medical Center, Pampa Regional Medical Center and Medical Park Hospital. Effective December 31, 2005, the Plan participants employed by these hospitals were no longer eligible to contribute to the Plan. In March 2006, $18,767,519 of Plan assets were transferred out of the Plan related to these employees.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Effective February 1, 2006, the Company acquired Gateway Medical Center and Massillon Hospital. Effective March 19, 2006, employees of these hospitals became eligible to participate in the Plan.

Contributions

Upon completion of two months of service, as defined by the Plan, non-highly compensated and highly compensated participants may voluntarily elect to defer salary and contribute the amount deferred to the Plan (participants’ contributions) in amounts up to 50% and 13% of their annual compensation, respectively. Additionally, participants may also roll over amounts representing distributions from other qualified plans.

The Company contributes, on behalf of each participant, an amount equal to 50% of the first 3% of the participant’s compensation contributed to the Plan.

The Company makes an Annual Employer Contribution, which is allocated to eligible participants. For a participant to be eligible to receive their portion of the Annual Employer Contribution, the participant must have been employed by the Company on the first day of the Plan year, have completed at least one year of service, and, as of the last day of the Plan year, must have been actively employed.

The Annual Employer Contribution calculation is based on the following schedule:

Years of Service on Last Day of Plan Year	Allocation as a Percent of Participant’s Compensation
Less than 5	2
5 but less than 10	3
10 or more	5

The Annual Employer Contribution consists of an ESOP Contribution (Employer Retirement Contribution) equal to 300,000 shares of Triad Hospitals, Inc. common stock (Triad common stock) (see Note 3) at the present market value on December 31 relating to the Note Payable to Triad (see Note 4), and any remaining amount due, if necessary, is remitted to the Plan in the form of cash (Employer Supplemental Contribution).

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants may direct all participant contributions, the Employer Matching Contribution and the Employer Supplemental Contribution to several different Plan investment options, except Triad common stock. The Employer Retirement Contribution is remitted in Triad common stock and is non-participant-directed until a participant has attained age 55.

Effective December 31, 2001, Barberton Union Employees were allowed to participate in the Plan. However, they are excluded from receiving Employer Matching Contributions and Annual Employer Contributions (consisting of the Employer Retirement Contribution and the Employer Supplemental Contribution).

Participant Accounts

Each participant’s account is credited with the participant’s contribution and Employer Matching Contribution, and the participant’s allocation of the applicable Employer Retirement and any Employer Supplemental Contributions, and investment earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested with respect to their participant contributions plus earnings (including the net appreciation (depreciation) in fair value) thereon. Vesting of the Employer Matching, Employer Retirement and Employer Supplemental Contributions plus earnings thereon is as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 or more	100%

All balances transferred from the Prior Plans and associated earnings are 100% vested, with the exception of the Columbia/HCA Healthcare Corporation Money Purchase Pension Plan and the Columbia/HCA Healthcare Corporation Stock Bonus Plan. Vesting provisions for former

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

participants of these plans are based on years of continuous service. These participants are vested 20% after three years of service. An additional 20% is vested with each additional year of service until the participant becomes fully vested after seven years of service.

Participant Loans

Participants may borrow from their account subject to a minimum of $1,000, and up to a maximum of $50,000 less the highest outstanding loan balance in the preceding twelve months, or the lesser of 50% of vested balances in all accounts available for loans, as defined by the Plan. Loan terms range from one to five years, or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions. The interest rate is determined based on the prime rate charged by The Northern Trust Company (the Trustee or Northern).

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant becomes 100% vested and may elect to receive an amount equal to the value of the participant’s interest in his or her account in either a lump sum or annuity payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. In-service withdrawals are available for a participant upon attainment of age 59 1/2. Hardship withdrawals are available for a participant experiencing qualifying circumstances.

Forfeited Accounts

Forfeitures attributable to Employer Retirement Contributions are allocated to accounts of participants employed on the last day of the Plan year in which such forfeitures are created, pro rata based on participants’ Employer Retirement Contribution account balances. During the year ended December 31, 2006, approximately $840,000 of forfeitures attributable to Employer Retirement Contributions were allocated to participants’ accounts. Any other forfeitures are utilized to reduce the Employer Matching Contribution and any Employer Supplemental Contribution. During the year ended December 31, 2006, these other forfeited amounts, totaling approximately $2,364,000, were used to reduce the Employer Supplemental Contribution made to the Plan.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Benefits paid to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statement of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. American Institute of Certified Public Accountants SOP 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

Shares of registered investment companies are valued at fair value based on published market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at fair value based on its quoted market price. Except for the Invesco Stable Value Fund, units of common collective trusts are valued based on the fair value of the underlying assets of the trust as determined by the issuer. The Invesco Stable Value Fund is a common collective trust, which invests in fully benefit-responsive investment contracts, which is valued at both contract value and fair value by Invesco based on its underlying investments in guaranteed investment contracts (GICs), synthetic GICs, and wrapper contracts. Participant loans are valued at their carrying value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Certain administrative expenses are paid by the Plan.

Reclassifications

The Invesco Stable Value Fund in the amount of $248,193,739 and the BGI Equity Index H Fund in the amount of $41,884,489 in the 2005 financial statements have been reclassified from registered investment companies to common collective trusts to conform to the 2006 presentation.

3. Investments

During 1999, the Plan purchased 3,000,000 shares of Triad common stock for use in connection with the Employer Retirement component of the Plan (Employer Retirement stock). The Employer Retirement stock is held in a secondary trust which is administered by U.S. Trust Company, N.A. (the Secondary Trustee). The Employer Retirement stock is collateral for the Triad Note (see Note 4). As payments are made on the Triad Note, shares are released from collateral based upon the ratio of principal and interest paid during the period over the total principal and interest payments due under the Triad Note. Released shares are allocated to participant accounts in accordance with the Employer Retirement allocation. Participants do not

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

have any investment discretion regarding the Employer Retirement stock allocated to their accounts. Participants can direct the voting of Employer Retirement stock allocated to their accounts. The Secondary Trustee votes any unallocated Employer Retirement stock and any allocated Employer Retirement stock for which the Secondary Trustee did not receive voting directions proportionately in accordance with the voting directions that were received. A total of 2,400,000 shares and 2,100,000 shares in total have been released from collateral as of December 31, 2006 and 2005, respectively.

The Plan provides for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31 is:

	2006	2005
Triad Hospitals, Inc. Common Stock	$107,337,286	$108,330,350
Core Equity Fund	173,396,656	150,369,446
PIMCO Total Return Fund	174,502,894	156,064,469
Invesco Stable Value Fund ($260,584,533 in 2006 and $248,193,739 in 2005 at fair value)	266,270,387	252,044,439
Janus Small Cap Value Fund	168,404,266	154,821,141
Julius Baer International Equity Fund	112,924,395	75,052,729

During 2006, the Plan’s investments (including investments bought, sold, and held during the period) appreciated in value as follows:

Registered investment companies	$48,843,266
Common collective trusts	33,247,765
Triad Hospitals, Inc. common stock	7,391,661

$89,482,692

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

4. Note Payable to Triad

In June 1999, the Plan borrowed $34,500,000 from the Company and used the proceeds to purchase the Employer Retirement stock (see Note 3). The Note Payable to Triad (Triad Note) is to be repaid annually in equal annual installments of $4,669,769 (principal and interest) over a period of ten years at 6.5% interest. The Triad Note requires the Company to make Employer Retirement Contributions in amounts sufficient to cover the required principal and interest payments. The Triad Note is collateralized by the Employer Retirement stock. Making the payment under the Triad Note results in shares of Triad common stock being released from collateral under the Triad Note. The Company has no rights against the shares once the Employer Retirement stock is allocated to participant accounts. As of December 31, 2006, principal payments due under the Triad Note and the schedule for release of Employer Retirement stock from collateral are as follows:

	Principal	Shares of Stock to be Released
2007	$4,117,145	300,000
2008	4,384,759	300,000

	$8,501,904

5. Non-Participant-Directed Employer Retirement Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed Employer Retirement investments is as follows:

	December 31, 2006
	Allocated	Unallocated
Net assets:
Triad Hospitals, Inc. Common Stock (1,437,246 shares allocated and 900,000 shares unallocated)	$60,120,000	$37,647,000
Collective Short-Term Investment Fund	1,241,756	—
Note payable to Triad	—	(8,501,904)

	$61,361,756	$29,145,096

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

5. Non-Participant-Directed Employer Retirement Investments (continued)

	December 31, 2005
	Allocated	Unallocated
Net assets:
Cash	$1,714,532	$—
Triad Hospitals, Inc. Common Stock (1,561,416 shares allocated and 1,200,000 shares unallocated)	50,417,494	47,076,000
Collective Short-Term Investment Fund	444,567	—
Note payable to Triad	—	(12,367,767)

	$52,576,593	$34,708,233

	Year Ended December 31, 2006
	Allocated	Unallocated
Net appreciation in fair value of Triad Hospitals, Inc. Common Stock	$3,547,617	$3,120,000
Interest	54,652	—
Employer retirement contribution	—	4,669,769
Benefits paid to participants	(5,120,464)	—
Transfers	10,303,582	(12,549,000)
Interest expense	—	(803,906)
Administrative expenses	(224)	—

	$8,785,163	$(5,563,137)

6. Related Party Transactions

The Collective Short-Term Investment Fund is managed by Northern. Northern is the trustee as defined by the Plan and, therefore, transactions from this fund qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor and the Company’s common stock is managed by an affiliate of Northern, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested with regard to their Employer Matching Contribution, Employer Retirement and Employer Supplemental Contributions.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 19, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements, contract value	$1,102,429,204	$975,616,917
Adjustment from contract value to fair value for the fully benefit-responsive investment contracts held by a common collective trust	(5,685,854)	—
Amounts allocated to withdrawing participants	(435,646)	(544,078)
Deemed distributions	(571,216)	(396,065)

Net assets available for benefits per the Form 5500	$1,095,736,488	$970,826,074

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2006, to Form 5500:

Benefits paid to participants per the financial statements	$85,646,666
Add: Amounts allocated to withdrawing participants at December 3l, 2006	435,646
Less: Amounts allocated to withdrawing participants at December 3l, 2005	(544,078)

Benefits paid to participants per Form 5500	$85,538,234

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

The following is a reconciliation of deemed distributions per the financial statements for the year ended December 31, 2006, to Form 5500:

Deemed distributions per the financial statements	$—
Add: Deemed distributions at December 31, 2006	571,216
Less: Deemed distributions at December 31, 2005	(396,065)

Deemed distributions per the Form 5500	$175,151

The financial statements differ from the Form 5500 due to the Form 5500 recording deemed distributions.

Net appreciation in fair value of investments per the financial statements	$89,482,692
Less: Adjustment from contract value to fair value for the fully benefit-responsive investment contracts held by a common collective trust at December 31, 2006	(5,685,854)

Net appreciation in fair value of investments per from 5500	$83,796,838

Amounts related to the Invesco Stable Value Fund which invests in fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

10. Subsequent Events

In March of 2007, Triad Hospitals, Inc. (Triad) entered into an agreement and plan of merger with Community Health Systems, Inc. (Community) based in Franklin, Tennessee. The proposed date of the merger is the third quarter of 2007. If the merger is completed, Triad will become a wholly owned subsidiary of Community. This Plan will continue past the merger date, and as of now, there are no plans to terminate it. All participants in the Plan will be entitled to receive cash consideration based on their holdings in the Triad Common Stock and/or the Triad Common Stock (Employer Retirement stock/non-participant directed). According to the terms of the merger agreement, Triad committed to take such actions as may be necessary or advisable to cause the Note Payable to be satisfied in full from the proceeds from the sale of stock.

Supplemental Schedule

Triad Hospitals, Inc. Retirement Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)

EIN: 75-2816101 Plan #: 001

December 31, 2006

(a)	(b) Identity of Issue, Borrower, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value
*	Triad Hospitals, Inc.	Common Stock (Employer Retirement stock/non-participant-directed)	$26,854,957	$97,767,000
*	Triad Hospitals, Inc.	Common Stock	**	9,570,286
	INTECH	Institutional Enhanced Plus Equity Fund	**	173,396,656
	Pacific Investment Management Company	PIMCO Total Return Fund	**	174,502,894
	Invesco	Invesco Stable Value Fund	**	260,584,533
	Janus Funds	Janus Small Cap Value Fund	**	168,404,266
	Julius Baer	Julius Baer International Equity Fund	**	112,924,395
	Barclays Global Investors	BGI Equity Index H Fund	**	53,320,238
*	The Northern Trust Company	Collective Short-Term Investment Fund	**	2,236,158
*	Participant Loans	General purpose loans, interest rates ranging from 4% to 10.5%	—	17,618,532

				$1,070,324,958

*	Party-in-interest

**	Reporting not required because investment is participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Triad Hospitals, Inc. Retirement Savings Plan

Date: June 28, 2007	By	/s/ Susan Bolger
Susan Bolger Vice President of Human Resources

EXHIBIT INDEX

Exhibit Number	Seq. Description	Page No.
23.1	Consent of Independent Registered Public Accounting Firm	19